AGMCONNECT

Date: June 4, 2026

Filed Via SEDAR+

To All Applicable Securities Commissions

Subject: HIGH TIDE INC.
NOTICE OF MEETING AND RECORD DATE

We are please to confirm the following information with respect to the Company's upcoming Annual General & Special Meeting of securityholders:

CUSIP	42981E401
ISIN	CA42981E4013
Meeting Date:	August 11, 2026
Record Date:	June 29, 2026
Beneficial Ownership Date:	June 29, 2026
Mail Date:	July 10, 2026
Class Of Securities Entitled To Receive Notice:	Common Shares
Class Of Securities Entitled To Vote:	Common Shares
Notice & Access for Registered Holders:	Yes
Notice & Access for Beneficial Holders:	Yes
E-Delivery:	Yes
Stratification Level:	N/A
Corporation sending materials directly to NOBOs:	Yes
Corporation to pay for delivery of materials to OBOs:	No
Corporation to pay for delivery of materials to US NOBOs:	No

In accordance with the applicable securities regulations we are filing this information with you as AGM Proxy Agent of the Corporation.

Sincerely,

AGM Connect
Email: support@agmconnect.com
Main: +1 416 222 4202
Web: www.agmconnect.com